

Mail Stop 3561

February 2, 2016

Mr. Neil T. Watanabe
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Form 10-Q for the Quarterly Period Ended October 3, 2015**
> **Filed November 4, 2015**
> **Response Dated January 28, 2016**
> **File No. 1-33264**

Dear Mr. Watanabe:

We have reviewed your January 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2015 letter.

Form 10-Q for the Quarterly Period Ended October 3, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP measures, page 21

1. We reviewed your responses to comments 5 and 6. The proposed disclosure you provided to us indicates Adjusted EBITDA is presented as both an operating performance measure and a liquidity measure. In this regard, we note the use of your presentation of Adjusted EBITDA to evaluate your ability to repay loans. Further your proposed disclosure states Adjusted EBITDA assists in comparing your operating performance on a consistent basis by removing the impact of items not expected to be recurring when your calculation reflects adjustments for stock compensation in each period presented.

Please advise us how your proposed disclosure complies with Item 10(e) of Regulation S-K or show us what your disclosure will look like revised.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products